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Exhibit 99.1

Investor Contact: Inspire Pharmaceuticals, Inc. Jenny Kobin Senior Director, Investor Relations (919) 941-9777, Extension 219 Thomas R. Staab, II Chief Financial Officer (919) 941-9777, Extension 267	Media Contact: BMC Communications Dan Budwick (212) 477-9007, Extension 14

INSPIRE REPORTS FIRST QUARTER 2006 FINANCIAL RESULTS

- Co-promotion Revenue for Q1 2006 More than Double Q1 2005 -

DURHAM, NC – May 9, 2006 – Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today reported financial results for the first quarter ended March 31, 2006.

Total revenue for the first quarter of 2006 was $5.5 million compared to $1.9 million for the first quarter of 2005. First quarter 2006 co-promotion revenue of $4.2 million reflected a 128% increase over the first quarter of 2005. Total co-promotion revenue for the first quarter of 2006 included $1.3 million from net sales of Elestat® (epinastine HCl ophthalmic solution) 0.05% and $2.9 million from net sales of Restasis® (cyclosporine ophthalmic emulsion) 0.05%. In addition, the Company has deferred $1.8 million of revenue from net sales of Elestat due under its co-promotion agreement with Allergan, in accordance with Inspire’s revenue recognition policy. The Company expects to recognize this deferred revenue in future 2006 quarters as it makes progress against an annual net sales target for Elestat.

In addition, the Company recognized $1.25 million in development milestone revenue received pursuant to a collaborative research agreement with Santen Pharmaceutical Co., Ltd. related to completion of Phase 2 development of diquafosol tetrasodium ophthalmic solution for the therapeutic treatment of ocular surface diseases, including dry eye, in Japan.

Operating expenses for the first quarter of 2006 totaled $20.7 million, as compared to $16.1 million for the same period in 2005, an increase of 28%. The increase in first quarter 2006 operating expenses, as compared to 2005, was primarily due to a $3.1 million increase in research and development expense and a $1.8 million increase in general and administrative expense. The increased research and development expense was associated with a $2.5 million licensing fee the Company incurred upon the signing of a license and development agreement with Boehringer Ingelheim International GmbH to develop and market an intranasal dosage form of epinastine in the United States and Canada for the treatment or prevention of rhinitis. The increase in general and administrative expenses is due to increased legal and administrative costs associated with ongoing stockholder litigation and an SEC investigation.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703 Telephone 919.941.9777 • Fax 919.941.9797

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Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” and recorded approximately $360,000 of stock-based compensation expense, related to stock options issued under the Company’s stock option plans, in its operating expenses for the first quarter of 2006.

For the quarter ended March 31, 2006, the Company reported a net loss of $14.0 million, or ($0.33) per share, as compared to a net loss of $13.3 million, or ($0.32) per share, for the same period in 2005. Cash, cash equivalents and investments totaled $107.6 million at March 31, 2006, reflecting a $14.7 million utilization of cash and investments in the first quarter of 2006.

Based upon the current results and trends, the Company reaffirms its previously issued 2006 operating guidance of aggregate revenue of $31-$39 million and operating expenses of $77-$86 million, which includes approximately $2 million of stock-based compensation expense.

Christy L. Shaffer, Ph.D., President and CEO of Inspire, stated, “We started 2006 with a number of positive developments. First, we continued to generate substantial revenue growth in the first quarter from co-promotion of Elestat and Restasis. Second, we expanded our pipeline within our Respiratory/Allergy therapeutic area of focus by in-licensing epinastine for the treatment of nasal allergies. Third, we made progress in all of our clinical development programs, including meeting with the FDA on our dry eye and cystic fibrosis programs and initiating a Phase 2 proof-of-concept trial in our cardiovascular program.”

“Based on the FDA’s recently completed protocol review of TIGER-1, our initial Phase 3 clinical trial of denufosol tetrasodium for cystic fibrosis, we have finalized plans to initiate in mid-year 2006 a randomized, double-blind comparison of 60 mg of denufosol tetrasodium to placebo in approximately 350 subjects with cystic fibrosis at approximately 70 clinical centers across the United States,” Dr. Shaffer concluded.

Recent Updates Include (January 1, 2006 through May 9, 2006):

Ophthalmology Research & Development

•	Presented data at several scientific conferences, including annual meetings of the Association for Research in Vision and Ophthalmology (ARVO), American College of Cardiology and Society of Toxicology;
•	Received $1.25 million in a development milestone payment from Santen Pharmaceutical Co., Ltd. related to completion of its Phase 2 clinical testing of diquafosol tetrasodium ophthalmic solution in Japan in the first quarter of 2006;
•	Met with the U.S. Food and Drug Administration (FDA) regarding the December 2005 approvable letter on Prolacria™ (diquafosol tetrasodium ophthalmic solution) 0.05% for dry eye disease; and
•	Discontinued retinal disease program, including ending enrollment in two Phase 2 pilot clinical trials of denufosol tetrasodium intravitreal injection (INS37217 Ophthalmic) in patients with macular edema.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703 Telephone 919.941.9777 • Fax 919.941.9797

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Respiratory/Allergy Research & Development

•	Completed End-of-Phase 2 meeting with the FDA on denufosol tetrasodium for the treatment of cystic fibrosis (CF) and announced plans to initiate a Phase 3 program in 2006; and
•	Received orphan drug designation for denufosol for the treatment of CF from the European Medicines Agency (EMEA).

Cardiovascular Research & Development

•	Initiated and began enrollment in a Phase 2 clinical trial to evaluate INS50589 Antiplatelet in patients undergoing coronary artery bypass graft (CABG) surgery utilizing a cardiopulmonary bypass pump.

Sales and Marketing

•	Continued Elestat ranking as the second most prescribed allergic conjunctivitis product in the United States, achieving approximately 9% in total weekly prescription volume and 10% of total year-to-date 2006 prescription volume based upon National Prescription data from IMS Health, as measured for the week ending April 14, 2006;
•	In collaboration with Allergan, Inc., increased prescription volume of Restasis, which is the only approved prescription treatment for dry eye in the United States; Allergan reported first quarter 2006 net sales of Restasis of $66 million, representing a 77% increase over 2005; and
•	Inspire’s entitled percentage of U.S. net sales of Restasis increased in April 2006, per contract terms with Allergan.

Corporate

•	Promoted Joseph M. Spagnardi to Senior Vice President, General Counsel and Secretary, effective March 2, 2006; and
•	Announced development and license agreement with Boehringer Ingelheim International GmbH for intranasal epinastine for the treatment of rhinitis in the United States and Canada.

Inspire will host a conference call and live webcast to discuss its first quarter 2006 financial results on Tuesday, May 9, 2006 at 9:00 a.m. ET. To access the conference call, U.S. participants may call (877) 780-2276 and international participants may call (973) 582-2757. The conference ID number is 7304604. A live web cast and replay of the call will be available on Inspire’s website at www.inspirepharm.com. A telephone replay of the conference call will be available until May 23, 2006. To access this replay, U.S. participants may call (877) 519-4471 and international participants may call (973) 341-3080. The conference ID number is 7304604.

About Inspire

Inspire is a biopharmaceutical company dedicated to discovering, developing and commercializing prescription pharmaceutical products in disease areas with significant commercial potential and unmet medical needs. The research and development programs of Inspire are driven by extensive scientific experience in the therapeutic areas of ophthalmology and respiratory/allergy, and supported by expertise in the field of P2 receptors. Inspire is currently developing drug candidates for dry eye, cystic fibrosis, allergic rhinitis and acute

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703 Telephone 919.941.9777 • Fax 919.941.9797

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cardiac care. Inspire’s U.S. specialty sales force promotes Elestat® (epinastine HCI ophthalmic solution) 0.05% for allergic conjunctivitis and Restasis® (cyclosporine ophthalmic emulsion) 0.05% for dry eye, ophthalmology products developed by Allergan, Inc. Elestat and Restasis are trademarks owned by Allergan. For more information, visit www.inspirepharm.com.

Forward-Looking Statements

The forward-looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, the seasonality of Elestat, intellectual property rights, adverse litigation developments, adverse developments in the U.S. Securities and Exchange Commission (SEC) investigation, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding, and the timing and content of decisions made by regulatory authorities, including the U.S. Food and Drug Administration. Further information regarding factors that could affect Inspire’s results is included in Inspire’s filings with the SEC. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

— Financial tables follow —

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703 Telephone 919.941.9777 • Fax 919.941.9797

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INSPIRE PHARMACEUTICALS, INC.

Condensed Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended March 31,
	2006	2005
Revenues:
Revenues from product co-promotion	$4,218	$1,851
Collaborative research agreements	1,250	—

Total revenue	5,468	1,851
Operating expenses:
Research and development	9,109	6,052
Selling and marketing	7,096	7,369
General and administrative	4,446	2,688

Total operating expenses	20,651	16,109

Loss from operations	(15,183)	(14,258)
Other income (expense):
Interest income	1,208	956
Interest expense	(30)	(40)
Loss on investments	(22)	—

Other income, net	1,156	916

Net loss	$(14,027)	$(13,342)

Basic and diluted net loss per common share	$(0.33)	$(0.32)

Weighted average common shares used in computing basic and diluted net loss per common share	42,212	41,937

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703 Telephone 919.941.9777 • Fax 919.941.9797

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INSPIRE PHARMACEUTICALS, INC.

Selected Balance Sheet Information

(in thousands)

	(unaudited) March 31, 2006	December 31, 2005
Cash, cash equivalents and investments	$107,581	$122,323
Receivables from Allergan	5,957	4,898
Working capital	89,766	99,265
Total assets	119,722	132,446
Deferred revenue	1,829	—
Total stockholders’ equity	104,982	118,689
Shares of common stock outstanding	42,216	42,211

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4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703 Telephone 919.941.9777 • Fax 919.941.9797